April 24, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (505)661-2284

Mr. William C. Enloe
President and Chief Executive Officer
Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, NM 87544

Re:	Trinity Capital Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2005
	File No. 000-50266

Dear Mr. Enloe:

      We have reviewed your filing and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Balance Sheet Analysis - Non-performing Loans, page 28

1. Please provide in your response letter additional detail regarding your accounting treatment for the $5.8 million in commercial loans restructured in December 2005, including, but not limited to the following:

* your accounting policy for restructured loans;
* the balances recorded for the loans, both prior to and following the restructuring;
* the balances recorded for any allowance for loan losses specifically identified for these loans, including any charge-offs, prior to and following the restructuring;
* a comparison of the terms of the original versus restructured agreements, including the principal amounts, interest rates, principal and interest payments, maturity dates, collateral, and other relevant characteristics; and
* a description of how the other creditors with priority to the loan collateral were satisfied and your consideration of the collateral in determining the specified allowance for loan losses.


Financial Statements as of and for the year ended December 31,
2005

Report of Independent Registered Public Accounting Firm, page 41

2. We note that the current year audit report of Moss Adams LLP references the prior year audit opinions of Neff + Ricci, LLP, however the prior year audit reports are not included in the current year Form 10-K. Please file an amended Form 10-K on EDGAR which includes the reports of Neff + Ricci LLP for the fiscal years ended
December 31, 2004 and 2003.


Note 5 - Loan Servicing and Mortgage Servicing Rights, page 54

3. Please provide in your response letter a rollforward of gross beginning and ending balances separately for mortgage servicing rights and for the related valuation allowance for each period for which results of operations are presented, detailing significant changes such as servicing rights originated and capitalized, amortization, impairments, write-downs and valuation adjustments, as applicable. Please refer to paragraph 17(e) of FAS 140 and include the disclosures in future filings.
4. As a related matter, please tell us in your response letter the method and significant assumptions that were used to determine the valuation allowance for mortgage servicing rights.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3490 if you have questions.


Sincerely,



      Donald A. Walker
Senior Assistant Chief Accountant
Mr. William C. Enloe
Trinity Capital Corporation
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